UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F


I. General Identifying Information

1.  Reason fund is applying to deregister:  Abandonment of Registration

2.  Name of fund:  The Scott James Fund, Inc.

3.  Securities and Exchange Commission File No.: 811-9809

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F: Amendment

5.  Address of Principal Executive Office:
    6700 Arlington Blvd.  Falls Church, VA  22042

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
    Scott James
    6700 Arlington Blvd.  Falls Church, VA  22042
    703-533-2500

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:
    Scott James
    6700 Arlington Blvd.  Falls Church, VA  22042
    703-533-2500

8.  Classification of fund:  Management company

9.  Subclassification if the fund is a management company:  Open-end

10. State law under which the fund was organized or formed:  Virginia

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
    The Scott S. James Company
    6700 Arlington Blvd.  Falls Church, VA  22042
    703-533-2500

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
    The Scott James Fund, Inc.
    6700 Arlington Blvd.  Falls Church, VA  22042
    703-533-2500

13. If the fund is a unit investment trust ("UIT") provide:
    (a) Depositor's name(s) and address(es):  N/A
    (b) Trustee's name(s) and address(es):  N/A

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund? N/A

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
    Yes
    If Yes, state the date on which the board vote took place:
    April 9, 2004
    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
    Yes
    If Yes, state the date on which the board vote took place:
    June 11, 2004

24. Is the fund a party to any litigation or administrative proceeding?
    No

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs? Yes on a private basis for fewer than 100 shareholders, relying on Act section 3-c-1. Shareholders were notified by proxy of the fund's intention to deregister under the act.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Scott James Fund, Inc., (ii) he is the President of The Scott James Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/Scott S. James
Scott S. James